HARLAND CLARKE HOLDINGS CORP.
10931 LAUREATE DRIVE
SAN ANTONIO, TEXAS 78249

December 6, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attn:    Lyn Shenk
Branch Chief, Division of Corporation Finance

Re:    Harland Clarke Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed on February 25, 2013
File No. 333-133253

Dear Mr. Shenk:

This letter contains our response to the comments received from the Staff contained in your letter dated December 2, 2013 (the “Comment Letter”). The Staff’s comments in the Comment Letter have been reproduced here in italics, and are followed immediately by our responses providing any requested information or confirming that we will revise future filings.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources – Cash Flow Analysis, page 46

1.
Please revise to discuss and analyze the changes in cash flows from operating, investing and financing activities for the full three year period covered by the financial statements. For example, there is no comparative analysis between 2011 and 2010. Please refer to instruction 1 of Item 303(A) of Regulation S-K.

Response:
We note the Staff’s comment and have revised the cash flow analysis as shown in the immediately following paragraphs to include a comparative analysis for 2011 and 2010 to discuss and analyze the changes in cash flows from operating, investing and financing activities for the full three year period covered by the financial statements. The Company included a comparative analysis for 2011 and 2010 in its Form 10-K for the fiscal year ended December 31, 2011. The Company will include a cash flow analysis for the full three year period covered by the financial statements in future filings.

Revised Cash Flow Analysis

Liquidity and Capital Resources
Cash Flow Analysis
The following table summarizes our historical cash flows:

	Successor		Predecessor	Combined	Predecessor
(In millions)	Year ended December 31, 2012	December 22 to December 31, 2011	January 1 to December 21, 2011	Year ended December 31, 2011	Year ended December 31, 2010
Cash Provided By (Used In):
Operating activities	$237.6	$20.1	$220.0	$240.1	$273.0
Investing activities	(59.6)	(82.8)	(182.3)	(265.1)	(73.9)
Financing activities	(177.8)	(20.7)	(64.0)	(84.7)	(51.5)
2012 Compared to 2011
The Company's net cash provided by operating activities in 2012 was $237.6 million compared to $240.1 million in 2011. The decrease in net cash provided by operating activities of $2.5 million was due to a $26.2 million decrease in cash flow from operations, which was substantially offset by a $23.7 million increase in cash flows from changes in operating assets and liabilities. The decrease in cash flow from operations was due to a decrease in net income after adjusting for the effects of financing and investing activities and non-cash operating items including depreciation and amortization, asset impairments and deferred income taxes. The increase in cash flows from changes in operating assets and liabilities was primarily due to an increase in deferred revenues, which had an impact of $53.7 million, partially offset by an increase in accounts receivable, which had an impact of $32.3 million.
The Company's net cash used in investing activities was $59.6 million in 2012 compared to $265.1 million in 2011. The decrease in net cash used in investing activities in 2012 compared to 2011 was due to decreased payments for acquisitions of $98.9 million and a $42.9 million increase in proceeds from the sale of marketable securities. The Company also purchased marketable securities for $56.5 million and funded a related party note receivable in the amount of $30.0 million in 2011. These decreases in net cash used in investing activities were partially offset by a $7.1 million increase in capitalized computer software development expenditures in 2012 compared to 2011 and a $7.0 million payment for an investment in a business accounted for under the equity method.
The Company's net cash used in financing activities was $177.8 million in 2012 compared to $84.7 million in 2011. The increase in net cash used in financing activities was primarily due to an increase in repayments of credit agreements and other borrowings of $320.6 million largely the result of an amendment and extension of the Company's credit agreement, a payment to parent of $33.8 million in 2012 for the Faneuil Acquisition as further described in Note 3 to the accompanying consolidated financial statements included elsewhere in this Annual Report on Form 10-K, debt issuance costs of $12.7 million in 2012 related to refinancing activities and a $7.6 million increase in payments related to derivative instruments in 2012 compared to 2011. These decreases in net cash used in financing activities were partially offset by proceeds of $225.6 million from the issuance of 9.75% senior secured notes and borrowings of $25.0 million by Faneuil on a revolving credit facility with an affiliate of MacAndrews in 2012 as further described in Note 11 to the accompanying consolidated financial statements included elsewhere in this Annual Report on Form 10-K. There was also a decrease in dividends paid to parent of $29.0 million in 2012 compared to 2011.
2011 Compared to 2010
The Company's net cash provided by operating activities for the year ended December 31, 2011 was $240.1 million compared to $273.0 million during the year ended December 31, 2010. The decrease in net cash provided by operating activities of $32.9 million was due to a $20.0 million decrease in cash flow from operations and a $12.9 million decrease in cash flows from changes in operating assets and liabilities. The decrease in cash flow from operations was primarily due to a decrease in net income after adjusting for the effects of investing activities and non-cash operating items including asset impairments, depreciation and amortization and deferred income taxes. The decrease in cash flows from operating assets and liabilities were primarily due to payments under long-term incentive compensation plans during 2011of $17.5 million at the end of the plans' three-year cycle and increases in payments for other annual incentive compensation plans of $4.0 million during 2011 compared to 2010, partially offset by a $10.8 million increase in deferred revenues during 2011 compared to 2010.
The Company's net cash used in investing activities was $265.1 million for year ended December 31, 2011 compared to $73.9 million for the year ended December 31, 2010. The increase in cash used in investing activities during 2011 compared to 2010 was primarily due to increased payments for acquisitions of $73.9 million, higher capital expenditures of $20.1 million and an $11.3 million decrease in proceeds from the sale of marketable securities. The Company also purchased marketable securities for $56.5 million and funded a related party note receivable in the amount of $30.0 million in 2011.
The Company's net cash used in financing activities was $84.7 million for the year ended December 31, 2011 compared to $51.5 million for the year ended December 31, 2010. The increase in net cash used in financing activities was primarily due to a $30.1 million increase in dividends paid to parent in 2011 compared to 2010.

Signatures, page 80

2.
Please confirm that in future filings you will revise the second half of your signature page to include signatures of your principal financial officer and your controller or principal accounting officer in their individual capacities. Refer to Form 10-K, General Instructions D.(2). In this regard, we note that Peter A. Fera, your principal financial officer, and J. Michael Riley, your controller and principal accounting officer, signed the first half of your signature page on behalf of the registrant but they did not sign the second half of your signature page in their individual capacities.

Response:
We note the Staff’s comment and will include signatures of our principal financial officer and our controller or principal accounting officer in their individual capacities in future filings.

We trust the foregoing is responsive to the Staff’s comments. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America. Please direct any further questions or comments to the undersigned.

Sincerely,

/s/ Peter A. Fera, Jr.
Peter A. Fera, Jr.
Executive Vice President and
Chief Financial Officer